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Alan F. Denenberg

Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, CA 94025	650 752 2011 tel 650 752 3611 fax alan.denenberg@davispolk.com

February 25, 2019

VIA EDGAR TRANSMISSION AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Tara Harkins
Ms. Lynn Dicker
Mr. Thomas Jones
Mr. Geoff Kruczek

Re:	ShockWave Medical, Inc.
Registration Statement on Form S-1 (File No. 333-229590)
Filed on February 8, 2019

Ladies and Gentlemen:

On behalf of our client, ShockWave Medical, Inc. (the “Company” or “ShockWave”), we are submitting this letter in response to certain comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated February 21, 2019 (the “Comment Letter”) relating to the registration statement on Form S-1 of the Company filed on February 8, 2019 (the “Registration Statement”). The Company is concurrently filing an amendment to the Registration Statement (“Amendment No. 1”), including changes in response to the Staff’s comments. For your convenience, we are providing by overnight delivery to the Staff courtesy copies which include three copies of Amendment No. 1 that have been marked to show changes from the previously filed Registration Statement.

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We are responding to certain comments from the Staff received in the Comment Letter. For ease of review, we have set forth below in italics each of the comments numbered 1 through 3, as set forth in the Comment Letter, together with the Company’s response. All page references in the Company’s responses are to Amendment No. 1. All capitalized terms used and not otherwise defined herein are as defined in Amendment No. 1.

2	February 25, 2019

Dilution, page 79

1.	Please expand your revisions in response to prior comment 6 to address the “total consideration” and “average price per share” columns of the table on page 80.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 80 of Amendment No. 1 to address the “total consideration” and “average price per share” columns of the table as requested.

Critical Accounting Policies and Estimates

Stock-based Compensation, page 94

2.

Please revise your filing to explain in more detail the methodologies and underlying assumptions that your board of directors utilized in determining the fair value of your common stock underlying your equity instruments granted during the periods presented. Additionally, provide us with the underlying common stock share price of the equity instruments issued and progressively bridge to the current estimated IPO price the fair value per share determinations used for each option grant since January 1, 2018. We will delay our assessment of your response pending inclusion of the estimated IPO price in the filing.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 96 and 97 of Amendment No. 1 to explain in more detail the methodologies and underlying assumptions that the Company’s board of directors utilized in determining the fair value of the Company’s common stock underlying the Company’s equity instruments granted during the periods presented as requested. In addition, the Company advises the Staff that it has included its estimated initial public offering price range of $14.00 to $16.00 in Amendment No. 1. The Company will supplementally provide, under separate cover, a discussion of the Company’s underlying common stock prices of the equity instruments issued and a progressive bridge of the fair value per share determinations used for each option grant since January 1, 2018 to the current estimated initial public offering price range as requested.

Director Independence, page 141

3.

Your revisions in this section imply that less than a majority of your board of directors is independent. If that is correct, please expand to clarify how you will comply with exchange listing rules following completion of this offering.

Response: The Company advises the Staff that it had erroneously included only three of its directors in the disclosure on page 141. Accordingly, the Company has revised its disclosure on page 144 of Amendment No. 1 to include all of the members of its board of directors that it has determined to be independent, which members constitute a majority of the Company’s board of directors.

3	February 25, 2019

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me at (650) 752-2004 or at alan.denenberg@davispolk.com with any questions or comments regarding this correspondence.

Sincerely,

/s/ Alan F. Denenberg

Alan F. Denenberg

cc:	Douglas Godshall, ShockWave Medical, Inc.
Dan Puckett, ShockWave Medical, Inc.
Charles S. Kim, Cooley LLP
David Peinsipp, Cooley LLP
Kristin E. VanderPas, Cooley LLP